UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File No. 001-33176

Baijiayun Group Ltd

(Exact name of registrant as specified in its charter)

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Baijiayun Announces Annual General Meeting Results and Share Consolidation

Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a one-stop AI video solution provider in China, announced that at an annual general meeting of the Company held at 10:00 A.M. on May 29, 2024, Beijing time (10:00 P.M. on May 28, 2024, U.S. Eastern time), its shareholders approved:

(1) the election of Ms. Qiong Ni and Ms. Xin Zhang, each as a director of the Company;

(2) the appointment of Shandong Haoxin Certified Public Accountants Co., Ltd. as the independent registered public accounting firm for the Company for the fiscal year ended June 30, 2023, and the authorization to the board of directors of the Company to fix its remuneration;

(3) the share consideration (the “Share Consolidation”), with effect from the first business day immediately following the date on which such resolution is passed, whereby (i) every five (5) issued and unissued Class A ordinary shares of the Company of a nominal or par value of US$0.519008 each be consolidated into one (1) Class A ordinary share of US$2.59504 par value each; and (ii) every five (5) issued and unissued Class B ordinary shares of the Company of a nominal or par value of US$0.519008 each be consolidated into one (1) Class B ordinary share of US$2.59504 par value each; so that following the Share Consolidation, the authorized share capital of the Company will be US$2,231,734,400 divided into 860,000,000 ordinary shares of a par value of US$2.59504 each, comprising (x) 400,000,000 Class A ordinary shares of a par value of US$2.59504 each, and (y) 460,000,000 Class B ordinary shares of a par value of US$2.59504 each;

(4) the capital reduction (the “Capital Reduction”) and the change of authorized share capital (collectively, the “Capital Reorganization”), subject to and conditional upon the Capital Reduction being granted by the Grand Court of the Cayman Islands (“Court”) confirming the Capital Reduction and registration by the Registrar of Companies of the Cayman Islands of the relevant court order and shareholder minutes confirming the Capital Reduction, so that following the effectiveness of the Capital Reorganization, the share capital of the Company will be US$86,000 divided into 860,000,000 ordinary shares of a par value of US$0.0001, each comprising (i) 400,000,000 Class A ordinary shares of a par value of US$0.0001 each, and (ii) 460,000,000 Class B ordinary shares of a par value of US$0.0001 each;

(5) the adoption of the fourth amended and restated memorandum of association and third amended and restated articles of association to, among others, reflect the Share Consolidation and the Capital Reorganization.

The Share Consolidation became effective in Cayman Islands on May 30, 2024. As a result of the Share Consolidation, each five (5) pre-consolidation ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders, and the terms of the outstanding warrants and awards under share incentive plans of the Company will be adjusted automatically without any action on the part of the holders of those warrants and awards under share incentive plans.

Beginning with the opening of trading on June 10, 2024, U.S. Eastern time, the Company’s Class A ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Global Market under the same symbol “RTC,” but under a new CUSIP number of G0704V 202. No fractional shares will be issued in connection with the Share Consolidation. All fractional shares will be rounded up to the whole number of shares.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents that the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

About Baijiayun Group Ltd

Baijiayun is a one-stop AI video solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries. For more information, please visit ir.baijiayun.com.

For investor and media enquiries, please contact:

Ms. Fangfei Liu
Chief Financial Officer, Baijiayun Group Ltd
Phone: +86 25 8222 1596
Email: ir@baijiayun.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 5, 2024

Baijiayun Group Ltd

By:	/s/ Fangfei Liu
Name:	Fangfei Liu
Title:	Chief Financial Officer

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